SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Covanta Holding Corporation
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

22282E102
(CUSIP Number)

December 1, 2006
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22282E102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Laminar Portfolios, L.L.C. 01-0577802

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 13,324,171

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 13,324,171

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,324,171

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐

11.	Percent of Class Represented by Amount in Row (9) 9.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 22282E102

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.L.C. 13-3799946

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 13,324,171

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 13,324,171

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,324,171

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 22282E102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. 13-3695715

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 13,324,171

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 13,324,171

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,324,171

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.0%

12.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 22282E102

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David E. Shaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 13,324,171

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 13,324,171

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,324,171

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.0%

12.	Type of Reporting Person (See Instructions) IN

Introductory Note

The Reporting Persons (as defined below) have previously reported their beneficial ownership of the shares on Schedule 13D pursuant to Rule 13d-1(a). The Reporting Persons currently are eligible to report their beneficial ownership on Schedule 13G and accordingly, pursuant to Rule 13d-1(c), the Reporting Persons are filing this Schedule 13G to report their beneficial ownership of the shares.

Item 1.
(a)	Name of Issuer:
Covanta Holding Corporation

(b)	Address of Issuer's Principal Executive Offices:
40 Lane Road
Fairfield, NJ 07004

Item 2.
(a)	Name of Person Filing:
D. E. Shaw Laminar Portfolios, L.L.C.
D. E. Shaw & Co., L.L.C.
D. E. Shaw & Co., L.P.
David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence:
The business address for each reporting person is: 120 W. 45th Street, Tower 45, 39th Floor New York, NY 10036

(c)	Citizenship:
D. E. Shaw Laminar Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities:
Common Stock, $0.10 par value

(e)	CUSIP Number:
22282E102

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership

As of January 12, 2007:

(a) Amount beneficially owned:

D. E. Shaw Laminar Portfolios, L.L.C.:	13,324,171 shares.
Includes exposure to shares through derivative
instruments.

D. E. Shaw & Co., L.L.C :	13,324,171 shares
This is composed of 13,324,171 shares in the name of
D. E. Shaw Laminar Portfolios, L.L.C and includes
indirect exposure to shares through derivative
instruments.

D. E. Shaw & Co., L.P.:	13,324,171 shares
This is composed of 13,324,171 shares in the name of
D. E. Shaw Laminar Portfolios, L.L.C and includes
indirect exposure to shares through derivative
instruments.

David E. Shaw:	13,324,171 shares
This is composed of 13,324,171 shares in the name of
D. E. Shaw Laminar Portfolios, L.L.C and includes
indirect exposure to shares through derivative
instruments.

(b) Percent of class:
D. E. Shaw Laminar Portfolios, L.L.C.:	9.0%
D. E. Shaw & Co., L.L.C.:	9.0%
D. E. Shaw & Co., L.P.:	9.0%
David E. Shaw:	9.0%

(c) Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote:
	D. E. Shaw Laminar Portfolios, L.L.C.:	-0- shares
	D. E. Shaw & Co., L.L.C.:	-0- shares
	D. E. Shaw & Co., L.P.:	-0- shares
	David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote:
	D. E. Shaw Laminar Portfolios, L.L.C.:	13,324,171 shares
	D. E. Shaw & Co., L.L.C.:	13,324,171 shares
	D. E. Shaw & Co., L.P.:	13,324,171 shares
	David E. Shaw:	13,324,171 shares

(iii)	Sole power to dispose or to direct the disposition of:
	D. E. Shaw Laminar Portfolios, L.L.C.:	-0- shares
	D. E. Shaw & Co., L.L.C.:	-0- shares
	D. E. Shaw & Co., L.P.:	-0- shares
	David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:
	D. E. Shaw Laminar Portfolios, L.L.C.:	13,324,171 shares
	D. E. Shaw & Co., L.L.C.:	13,324,171 shares
	D. E. Shaw & Co., L.P.:	13,324,171 shares
	David E. Shaw:	13,324,171 shares

The amount reported as beneficially owned by D. E. Shaw Laminar Portfolios, L.L.C. (“Laminar”), D. E. Shaw & Co., L.L.C. (“DESCO LLC”), D. E. Shaw & Co., L.P. (“DESCO LP”), and David E. Shaw (each a “Reporting Person” and collectively the "Reporting Persons") includes exposure to shares held in the name of a derivative counterparty, which Reporting Persons believe may hold the shares as a hedge to the derivative instruments, and therefore not directly or indirectly owned by the Reporting Persons. The exposure to shares held in the name of a derivative counterparty for each Reporting Person is as follows: Laminar has exposure to 4,300,000 shares, constituting 2.9% of outstanding shares; DESCO LLC, as managing member of Laminar, has indirect exposure to 4,300,000 shares, constituting 2.9% of outstanding shares; DESCO LP, as investment adviser to Laminar, has indirect exposure to 4,300,000 shares, constituting 2.9% of outstanding shares; and David E. Shaw, by virtue of his position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of DESCO LP, and by virtue of his position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of DESCO LLC, has indirect exposure to the aggregate 4,300,000 shares, constituting 2.9% of outstanding shares. The Reporting Persons may have the shared power to dispose or direct the disposition of the applicable shares held in the name of the derivative counterparty, including to themselves, and therefore the Reporting Persons may be deemed to be the beneficial owner of such shares. The Reporting Persons disclaim beneficial ownership of their respective amounts of such shares.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of DESCO LP, which in turn is the investment adviser of Laminar, and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of DESCO LLC, which in turn is the managing member of Laminar, David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 13,324,171 shares as described above constituting 9.0% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 13,324,171 shares.

Item 5. Ownership of Five Percent or Less of a Class
Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8. Identification and Classification of Members of the Group
Not Applicable

Item 9. Notice of Dissolution of Group
Not Applicable

Item 10. Certification
By signing below, each of D. E. Shaw Laminar Portfolios, L.L.C., D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Julius Gaudio, are attached hereto.

Dated: January 19, 2007

D. E. Shaw Laminar Portfolios, L.L.C.

By:	D. E. Shaw & Co., L.L.C., as managing member

	By:	/s/ Julius Gaudio Julius Gaudio Managing Director

D. E. Shaw & Co., L.L.C.

By:	/s/ Julius Gaudio
Julius Gaudio Managing Director

D. E. Shaw & Co., L.P.

By:	/s/ Julius Gaudio
Julius Gaudio Managing Director

David E. Shaw

By:	/s/ Julius Gaudio
Julius Gaudio Managing Director Attorney-in-Fact for David E. Shaw

Exhibit 1

POWER OF ATTORNEY
FOR CERTAIN FILINGS
UNDER THE SECURITIES EXCHANGE ACT OF 1934

I, David E. Shaw, hereby make, constitute and appoint each of:

Anne Dinning,

Julius Gaudio,

Lou Salkind,

Stuart Steckler, and

Eric Wepsic,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name and/or my capacity as President of D. E. Shaw & Co., Inc. (acting for itself or as the general partner of D. E. Shaw & Co., L. P. and general partner or managing member of other entities, any which in turn may be acting for itself or other entities) all documents, certificates, instruments, statement, other filings, and amendments to the forgoing (collectively, “documents”) determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F, and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person’s execution, delivery, furnishing, and/or filing of the applicable document.

This power of attorney shall be valid from the date hereof and replaces the power granted on February 5, 2001, which is hereby cancelled.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date: February 24, 2004

DAVID E. SHAW, as President of
D. E. Shaw & Co., Inc.
/s/David E. Shaw
New York, New York

Exhibit 2

POWER OF ATTORNEY
FOR CERTAIN FILINGS
UNDER THE SECURITIES EXCHANGE ACT OF 1934

I, David E. Shaw, hereby make, constitute and appoint each of:

Anne Dinning,

Julius Gaudio,

Lou Salkind,

Stuart Steckler, and

Eric Wepsic,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name and/or my capacity as President of D. E. Shaw & Co. II, Inc. (acting for itself and as the managing member of D. E. Shaw & Co., L.L.C., which in turn may be acting for itself or as the managing member of other companies) all documents, certificates, instruments, statement, other filings and amendments to the forgoing (collectively, “documents”) determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person’s execution and delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof and replaces the power granted on February 5, 2001, which is hereby cancelled.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date: February 24, 2004

DAVID E. SHAW, as President of
D. E. Shaw & Co. II, Inc.
/s/David E. Shaw
New York, New York

Exhibit 3

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned Reporting Persons hereby agrees to the joint filing, along with all other such Reporting Persons, on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.10 par value, of Covanta Holding Corporation, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of this 19th day of January, 2007.

D. E. Shaw Laminar Portfolios, L.L.C.

By:	D. E. Shaw & Co., L.L.C., as managing member

	By:	/s/ Julius Gaudio Julius Gaudio Managing Director

D. E. Shaw & Co., L.L.C.

By:	/s/ Julius Gaudio
Julius Gaudio Managing Director

D. E. Shaw & Co., L.P.

By:	/s/ Julius Gaudio
Julius Gaudio Managing Director

David E. Shaw

By:	/s/ Julius Gaudio
Julius Gaudio Managing Director Attorney-in-Fact for David E. Shaw